Exhibit 99.1

VIQ Solutions Partners with Seven of the Top Ten U.S. Insurance Companies to Increase Productivity and Expedite Access to Documentation Using AI-Powered Technologies

PHOENIX, ARIZONA, February 28, 2023 – VIQ Solutions Inc. (“VIQ”, “VIQ Solutions” or the “Company”) (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announces a partnership with another top ten U.S. insurance company, increasing its partnerships to seven of the top ten, as the Company continues to drive change in the Insurance documentation market.

Fortune 500 Insurers are moving towards a more strategic and modern approach to documentation. There is growing demand to leverage advanced automation tools which are a critical factor to increase capacity, reduce inefficiencies and improve compliance. VIQ offers the insurance industry a unique combination of innovative technology, industry domain knowledge and services expertise that speeds the documentation process using powerful workflow automation and secure AI-powered technology.

VIQ technology is driving change in the insurance industry with now seven of the top ten U.S. insurance companies using the Company’s technology and services. This impressive client list uniquely positions VIQ with the ability to apply vertical-specific content enhancing the AI (Artificial Intelligence) engine to deliver improved documentation using a multitude of speech-to-text engines -- both propriety and open source -- to build customized intellectual property. VIQ’s AI technology culls deep industry content to deliver accurate, diarized documentation with customized formatting that is focused on the specific requirements of insurance providers.

“We are pleased to partner with one of the largest insurance companies in the US to provide recorded claims transcription,” said Susan Sumner, President and Chief Operating Officer, VIQ Solutions. “The growing demand for documentation and compliance is fueling growth opportunities for our platform and services because of our ability to scale and deliver highly complex documentation while adhering to rigorous security requirements.”

As the appetite for digitalization of recorded events increases, technology is required to keep pace with the amount of evidentiary content created. Committed to helping insurers speed documentation, VIQ’s AI-based speech-to-text technology increases efficiency, decreases turnaround time and yields higher transcription accuracy.

For additional information:

Media Contact:

Laura Haggard, Chief Marketing Officer, VIQ Solutions

Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-Looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information (“forward-looking statements”) under applicable securities legislation. Such forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this news release include, but are not limited to, those statements with respect to the benefits of VIQ’s platform and services, including the benefits VIQ offers to insurance companies. Forward-looking statements are based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s strategy and objectives. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s annual information form dated March 31, 2022 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.